Exhibit 99.1

Luokung Technology Corp. Announces $8 Million Registered Direct Offering

BEIJING, July 26, 2022 (PRNewswire) – Luokung Technology Corp. (the “Company” or “Luokung”) (NASDAQ: LKCO), today announced that it has entered into certain securities purchase agreements with certain institutional investors for a registered direct offering of $8 million of ordinary shares at a price of $0.30 per share. The Company will issue a total of 26,666,666 ordinary shares to the institutional investors. As part of the transaction, the Company will also issue to the investors warrants (“Warrants”) for the purchase of up to 26,666,666 ordinary shares at an exercise price of $0.41 per share, which Warrants will have a term of five years from the date of issuance.

The net proceeds from this offering will be used for working capital and general corporate purposes. The offering is expected to close on or about July 28, 2022, subject to the satisfaction of customary closing conditions.

FT Global Capital, Inc. acted as the exclusive placement agent for the transaction.

These securities are being offered by means of a prospectus supplement pursuant to the Company’s effective “shelf” registration statement on Form F-3 and base prospectus contained therein. A “shelf” registration statement (SEC Filing No. 333-233108) relating to these securities, including a prospectus, was filed with the Securities and Exchange Commission (the “SEC”) on August 8, 2019, and declared effective by the SEC on August 16, 2019. A prospectus supplement to such prospectus relating to and describing the terms of the registered direct offering will be filed with the SEC.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, and these securities cannot be sold in any state in which this offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Any offer will be made only by means of the prospectus and accompanying prospectus supplement, forming a part of the effective registration statement.

For further details of this transaction, please see the Form 6-K to be filed with the SEC.

About Luokung Technology Corp.

Luokung Technology Corp. is a leading spatial-temporal intelligent big data services company, as well as a leading provider of LBS and HD Maps for various industries in China. Backed by its proprietary technologies and expertise in HD Maps and multi-sourced intelligent spatial-temporal big data, Luokung has established city-level and industry-level holographic spatial-temporal digital twin systems and actively serves industries including smart transportation (autonomous driving, smart highway and vehicle-road collaboration), natural resource asset management (carbon neutral and environmental protection remote sensing data service), and LBS smart industry applications (mobile Internet LBS, smart travel, smart logistics, new infrastructure, smart cities, emergency rescue, among others). The Company routinely provides important updates on its website: https://www.luokung.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “plan”, “probable”, “potential”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination and analysis of the existing law, rules and regulations and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you the statement herein will be accurate. As a result, you are cautioned not to rely on any forward-looking statements.

CONTACT:

The Company:

Mr. Jay Yu

Chief Financial Officer

Tel: +86-10-5327-4727

Email: ir@luokung.com